SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2022

(1) Organization

SMBC Nikko Securities America, Inc. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the Municipal Securities Rulemaking Board. Effective November 15, 2022, the Company has been approved to be a member of Board of Trade of the City of Chicago, Inc. (CBOT). The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule and has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company provides underwriting services of debt and equity securities and provides services to assist in the sale of securities underwritten by other entities. The Company enters into repurchase and reverse repurchase agreements, engages in trading of U.S. government securities, corporate debt securities, and asset-backed securities. The Company also provides buy-back services to corporate clients for the purchase of clients' own stocks, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and administrative agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are corporate issuers, and sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

The Company is an indirect majority-owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC) which is ultimately wholly owned by Sumitomo Mitsui Financial Group (SMFG), a Japanese corporation. SMBC Americas Holdings, Inc. (SMBC AH or Parent), a wholly owned U.S. subsidiary of SMBC, owns 80% of each of the outstanding Class A, Class B and Class C common stock, and SMBC Nikko Securities, Inc. (SMBC-Nikko) owns 20% of each of the outstanding Class A, Class B and Class C common stock. Refer to Note 10, Stock Rights and Privileges.

On June 1, 2018, SMBC Nikko Securities Canada, Ltd. (Nikko Canada) was incorporated in British Columbia, Canada as a wholly-owned subsidiary of the Company. Nikko Canada is established to underwrite and privately place Canadian securities on an economics only basis. Similar to the Company, Nikko Canada will not receive or maintain any customer funds or securities. Nikko Canada is a member of FINRA, as a broker dealer, the Ontario Securities Commission, and the Investment Industry Regulatory Organization of Canada (IIROC), the Canadian national self-regulatory organization, as an investment dealer and is therefore subject to the rules and regulations of all.

(2) Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition . Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates. Items subject to such estimates and assumptions include the valuation of securities, realization of deferred tax assets.

The consolidated statement of financial condition includes the Company and its wholly owned subsidiary, Nikko Canada in which the Company has a controlling financial interest under voting interest entity model. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $461,029,768 as of December 31, 2022.

Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company identified restricted cash stated in other line items in the consolidated statement of financial condition.

Securities Purchased under Agreements to resell and Securities Sold under Agreements to Repurchase

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which the Company sells those securities to a counterparty with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the Company's obligation recognized for the future repurchase of the securities from the counterparty. Repurchase and resale agreements are presented on a net basis on the consolidated statement of financial condition where permitted by ASC 210-20, *Balance Sheet-Offsetting.*

The Company's policy is generally to take possession of securities purchased under agreements to resell, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements before offsetting was $13,301,216,178 and $13,362,561,208 respectively at December 31, 2022. Substantially all of the collateral accepted under reverse repurchase agreements has been resold as collateral under repurchase agreements. Collateral received from counterparties are U.S. treasury securities and corporate debt securities, and valued daily, and should the market value of the securities received decline below the principal amount loaned plus accrued interest, additional collateral is requested when appropriate.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. These securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. At December 31, 2022, financial instruments owned consist primarily of U.S. treasury securities, corporate debt securities, and asset-backed securities, of which $49,835,938 is pledged to a clearing organization as collateral. Refer to Note 5 for further information related to the Company's fair value of financial instruments.

Derivative Financial Instruments

Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. Derivative financial

instruments owned and derivative financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor-based models. The fair value of derivative transactions represents the net receivable or payable to the counterparty in the contract.

As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral receivables and payables, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. Refer to Note 4 for more information on derivatives.

Fair Value Measurement

The Company follows ASC 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and supported by little or no market activity, and significant to the overall fair value measurement.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

This hierarchy requires the use of observable market data when available. ASC 820 requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the consolidated statement of financial condition after initial recognition, including the valuation techniques and inputs used to develop those measurements. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following are the types of valuation methodologies for the Company's material categories of financial assets and financial liabilities that are fair valued on the consolidated statement of financial condition:

U.S. treasury securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

Money-market securities Money market securities are model-based with observable market inputs and are generally classified as Level 2.

Corporate debt securities Corporate debt securities are valued based on either the most recent observable trade and or external quotes, depending on availability. Corporate debt securities are generally classified as Level 2 in the fair value hierarchy because these valuation inputs are usually observable or market corroborated when obtained from alternative pricing sources.

Asset-backed securities Asset-backed securities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. As such, asset backed securities are categorized as Level 2. Most of the asset-backed-securities in inventory are collateralized auto loans and credit card loans.

Equity securities Equity securities including Exchange Traded Funds are traded on the stock exchange and measured at fair value using quoted market prices from the exchanges on which they are traded. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks. These securities are actively traded and are classified as Level 1.

Credit default swaps ("CDS") CDS are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into CDS primarily to mitigate credit risk on its corporate debt holdings. Single-name CDS and index CDS contracts are OTC derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. CDS are model-based and measured based on observable inputs, which is considered Level 2.

Futures contracts Futures contracts are exchange-traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. Futures contracts are measured based on quoted exchange prices, therefore, considered Level 1.

As of December 31, 2022, the Company has no assets or liabilities measured at fair value on a recurring basis that it classifies as Level 3.

Repo and reverse repos are not carried at fair value on the consolidated statement of financial condition, but are carried at amounts which approximate fair value due to their short-term nature and negligible credit risk. The Company reports reverse repo and repo agreements at contract prices, plus accrued interest, which are considered level 2 financial instruments.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of the assets. The range of estimated useful lives is 5 years for furniture and equipment, and 5 to 7 years for software. Leasehold improvements are amortized on a straight-line basis

over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 15 years.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end spot foreign currency rates. The effects of foreign currency translations of the financial statements of the Company's consolidated subsidiary where the functional currency is other than U.S. dollar are included in accumulated other comprehensive income (loss) of the stockholders' equity in accordance with ASC 830, *Foreign Currency Matters*.

Compensation and Benefits

The Company pays discretionary cash bonuses to its employees. Certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company. All deferred cash bonuses have clawback provisions. None of the clawback provisions has been triggered for the year ended December 31, 2022. The deferred compensation liability amounts to $5,964,278 as of December 31, 2022.

Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

Leases

The Company predominantly occupies office space under noncancelable operating subleases with SMBC in accordance with the Company's Business Continuity and Disaster Recovery (BCDR) Plan. Office spaces include both physically distinct work areas and shared common spaces such as conference rooms. The Company accounts for its subleases in accordance with ASC 842, *Leases.*

The Company identifies non-lease components of a contract and accounts for them separately from lease components. The Company records a right-of-use asset (ROU) and a lease liability at the commencement of the lease for all operating leases (including subleases), other than those that, at lease commencement, have a lease term of 12 months or less. Lease liabilities amounting to $33,247,588 are presented within Accounts payable, accrued expenses and other liabilities and ROU assets amounting to $33,247,588 are presented within furniture, fixture and leasehold improvements in the consolidated statement of financial condition. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using the incremental borrowing rate of SMBC (and to make it a secured rate, SMBC takes the midpoint between the U.S. Treasury (risk-free) rate and the unsecured SMBC rate of its USD debt), with the maturity date corresponding to the term of the lease given the rate implicit in a lease is generally not observable to the lessee. ROU asset is amortized over the lease term. See Note 12 Leases for additional information on the Company's Leases.

(3)   Derivative Financial Instruments

In the normal course of business, the Company engages in a variety of derivative financial instrument transactions, which typically includes futures contracts, and credit default swaps. The Company enters into derivative contracts to conduct trading activities and to manage risk. The Company also enters into certain exchange-traded derivatives ("ETDs") such as futures and over the counter ("OTC") derivative contracts with counterparties through a clearing broker, wherein the Company maintains variation margin which is posted on a daily basis based on the value of derivative contracts and initial margin is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

Derivative assets and liabilities contracts covered by enforceable master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to an enforceable master netting agreement. In addition, payables and receivables in respect of cash collateral received from or pledged to a given counterparty are included in this netting.

The total notional amounts of derivative financial instruments and the related maturities and net derivative fair values, for the year ended December 31, 2022 are as follows:

Derivatives	Type	Maturity	Notional	Gross Derivative Receivable (Payable)	Cash Collateral and Counterparty Netting	Net Receivable (Payable)
Futures						
Asset	ETD	31-90 days	608,715,314	$ 29,968,095	$ (29,968,095)	$ —
CDS						
Liabilities	OTC	1 - 5 years	15,000,000	$ (47,753)	$ 47,753	$ —

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts are not exchanged by the parties for derivative transactions and do not measure the exposure to credit or market risks, when taken in isolation. It is simply a reference amount used to calculate payments.

Financial instruments are subject to market risk, the potential that future changes in market conditions may make an instrument less valuable due to fluctuations in security prices, as well as interest and FX rates. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. Exposure to market risk is managed in accordance with limits set by management.

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk, the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue, where possible, the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor. Where the Company has legally enforceable master netting agreements and margin agreements with its

counterparties, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the Company and the counterparties.

(4)   Fair Value of Financial Instruments

The following are types of financial instruments the Company held as of December 31, 2022:

	Fair Value Hierarchy			Cash collateral and counterparty netting	Total
	Level 1	Level 2	Level 3		
Assets:					
Derivative assets, net					
Futures	$ 29,968,095	$	$	$ (29,968,095)	—
Securities owned					
U.S. treasury securities	$ 1,443,542,443	—	—	—	$ 1,443,542,443
Corporate debt securities	—	271,853,592	—	—	271,853,592
Asset backed securities	—	38,917,146	—	—	38,917,146
Money market securities	—	49,994,563	—	—	49,994,563
Other	—	458,603	—	—	458,603
Total securities owned	$ 1,443,542,443	$ 361,223,904	$ —	—	$ 1,804,766,347
Liabilities:					
Derivative liabilities, net					
CDS	$	$ 47,753	$	$ (47,753)	$ —
Securities sold, not yet purchased					
U.S. treasury securities	795,495,983	—	—	—	795,495,983
Corporate debt securities	—	261,011,092	—	—	261,011,092
Total securites sold, not yet purchased	$ 795,495,983	$ 261,011,092	$ —	$ —	$ 1,056,507,075

Other consists of equity shares issued by DTCC to the Company, which amounts to $458,603.

(5)   Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2022 consist of the following:

	Receivable	Payable
Brokers and clearing organizations	$ 337,864,066	$ 123,965,166
Deposits with clearing organizations	137,401,307	—
Trades pending settlement, net	—	33,302,856
Securities failed to deliver/receive	33,481,145	9,823,226
Total	$ 508,746,518	$ 167,091,248

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis under (k)(2)(ii) or promptly transmits funds or securities received to Special Account for the Exclusive Benefit of Customers under (k)(2)(i) for securities transactions which are not cleared through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations primarily relates to the aforementioned transactions. In addition, it includes balances receivable from clearing brokers and underwriting reimbursement receivables. Amounts payable to brokers and clearing organizations represent syndicate fees payable and clearing organization's forward margin payable.

At December 31, 2022, cash included in deposits with clearing organizations amounting to $26,151,307 for derivative initial margin and $111,250,000 which is pledged with clearing organizations as collateral to meet depository requirements which vary depending on daily activity. As of December 31, 2022, the minimum cash requirement amounts to $5,000,000, which is accounted for as restricted cash.

Trades pending settlement represents the contract price of securities to be received or delivered net by the contract price of securities to be delivered or received by the Company. The value of such securities at December 31, 2022 approximates the amounts owed. Trades pending settlement at December 31, 2022 were settled without a material effect on the Company's consolidated statement of financial condition.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers that have not settled on settlement date. Fails at December 31, 2022 were settled without a material effect on the Company's consolidated statement of financial condition.

(6) Collateralized Transactions

In the normal course of business, the Company executes futures, swaps and securities transactions for the accounts of its customers, and affiliates. Such transactions may expose the Company to off balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides cash and securities as collateral to counterparties under repurchase agreements. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure. Where the Company does not have direct access to certain derivatives markets, it utilizes clearing brokers.

The Company enters into reverse repurchase agreements and repurchase agreements to accommodate customers' needs and invest the Company's capital. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master repurchase agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	Gross amounts	Amounts offset in the consolidated statement of financial condition (i)	Net amounts presented in the consolidated statement of financial condition	Noncash collateral not offset in the consolidated statement of financial condition (ii)	Net Amount
Assets:					
Derivative assets					
Futures	$ 29,968,095	$ (29,968,095)	$ —	$ —	$ —
Total	$ 29,968,095	$ (29,968,095)	$ —	$ —	$ —
Securities purchased under agreements to resell					
U.S. treasuries	13,388,249,860	(6,178,284,944)	7,209,964,916	(7,127,116,363)	82,848,553
Corporate bonds	53,125,768	—	53,125,768	(50,994,470)	2,131,298
Total	$ 13,441,375,628	$ (6,178,284,944)	$ 7,263,090,684	$ (7,178,110,833)	$ 84,979,851
Liabilities:					
Derivative liabilities					
CDS	$ 47,753	$ (47,753)	$ —	$ —	$ —
	$ 47,753	$ (47,753)	$ —	$ —	$ —
Securities sold under agreements to repurchase					
U.S. treasuries	$ 13,310,077,752	$ (6,178,284,944)	$ 7,131,792,808	$ (7,130,716,879)	$ 1,075,929
Total	$ 13,310,077,752	$ (6,178,284,944)	$ 7,131,792,808	$ (7,130,716,879)	$ 1,075,929

(i) Amounts offset in the consolidated statement of financial condition related to master netting agreements and similar agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with ASC 210-20.

(ii) Amounts relating to agreements where the Company does not have a legal right of offset as certain criteria are not met in accordance with ASC 210-20. There are limits in the disclosure regarding the inclusion of excess collateral amounts. The amount of collateral pledged is limited to the net amount of assets or liabilities presented on the consolidated statement of financial condition and excludes overcollateralization.

The Company offsets its collateralized transactions, in accordance with ASC 210-20.

Derivative assets and liabilities contracts covered by enforceable master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to an enforceable master netting agreement. In addition, payables and receivables in respect of cash collateral received from or pledged to a given counterparty are included in this netting. In addition to the cash collateral received and transferred that is presented on a net basis with derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with the Company's derivative instruments, but are not eligible for net presentation as the amount of collateral held or transferred exceeds the fair value exposure at the individual counterparty level, as of December 31, 2022.

The table below represents payables under repurchase agreements by remaining contractual term to maturity and class of collateral pledged as of December 31, 2022.

Class of Collateral Pledged	Remaining Contractual Maturity			
	Open	Up to 30 days	31-90 days	Total
Securities sold under agreements to repurchase				
U.S. treasuries	$ 453,731,854	$ 11,537,707,613	$ 1,318,638,285	$ 13,310,077,752
Total	$ 453,731,854	$ 11,537,707,613	$ 1,318,638,285	$ 13,310,077,752

The Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements are generally short term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral.

(7) Related-Party Transactions

In the normal course of business the Company engages in transactions with SMFG, SMBC and affiliated companies including SMBC-Nikko, SMBC, SMBC New York Branch (SMBC-NY), SMBC Cayman Branch (SMBC-CIB), SMBC Capital Markets, Inc. (SMBC-CM), Manhattan Asset Funding Company LLC (MAF), Nikko Systems Solutions (NKSOL), SMBC Nikko Securities Hong Kong, Ltd. (Nikko-HK), SMBC Nikko Securities (Singapore) Pte. Ltd., (Nikko-SG), SMBC Nikko Capital Markets Europe GmbH (SMBC-Frankfurt), SMBC Nikko Capital Markets Limited (SMBC-LTD), and SMBC Bank International PLC (SMBC-BI). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to collateralized transactions, loans, trade execution, underwriting referral services, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying consolidated statement of financial condition as of December 31, 2022:

Consolidated Statement of Financial Condition:

Assets:

Securities purchased under agreements to resell, gross	$	9,354,252,970
Other assets		3,876,058
Total	$	9,358,129,028

Liabilities:

Securities sold under repurchase agreements, gross	$	3,019,380,753
Subordinated debt		225,000,000
Total	$	3,244,380,753

The Company enters into reverse repurchase and repurchase transactions with SMBC-Nikko, SMBC-CM and SMBC-LTD as part of ordinary course of business. Total repurchase transaction balances as of December 31, 2022, on a gross basis before netting, are as follows:

	SMBC-LTD	SMBC-CM	SMBC-Nikko	Total
Securities purchased under agreements to resell	$ 184,841,995	$ —	$ 9,169,410,975	$ 9,354,252,970
Securities sold under repurchase agreements	—	2,846,517,040	172,863,713	3,019,380,753

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2022, such amount was $3,876,058, which is accounted as restricted cash.

The Company has a $225,000,000 subordinated loan agreement with SMBC-CIB which is approved regulatory capital by the FINRA. Refer to Note 8 Subordinated Borrowing and Other Financing.

The Company has variable interests as defined by FASB ASC 810-10 in an affiliated VIE in the form of fees earned for providing facilitation and origination services to that entity. The Company has no assets or liabilities reported in its consolidated statement of financial condition as of December 31, 2022 that relate to the Company's variable interest in that VIE and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are the responsibility of a related party. As such, the Company does not consolidate the accounts of the VIE in the consolidated statement of financial condition.

(8)   Subordinated Borrowing and Other Financing

The Company has a $225,000,000 subordinated loan with SMBC-CIB. The loan had a scheduled maturity date of November 9, 2022 which was automatically extended by an additional year to November 9, 2023 based on evergreen provisions. The loan bears interest at three-month Secured Overnight Financing Rate (SOFR) plus Alternative Reference Rates Committee (ARRC) spread adjustment plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

The Company has a committed and revolving line of credit with SMBC-CIB for $1.6 billion. The committed revolving line is FINRA approved and has a credit period ending December 17, 2023 and maturity of December 17, 2024 with rollover provisions. Any borrowing will bear a market interest rate agreed upon by the Company and SMBC-CIB at the time of the advance. No amounts were outstanding under this facility as of December 31, 2022. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee payable was $115,556 as of December 31, 2022.

On June 30, 2022, the Company renewed its uncommitted and revolving multicurrency credit line agreements with SMBC-CIB for $3 billion and $15 billion. The uncommitted facilities are subject to at a market interest rate to be determined by SMBC-CIB plus a margin rate ranging from .05% to .08% depending on the duration of the loan and currency used. As of December 31, 2022, there were no outstanding loan under the credit facilities. The uncommitted facilities were put in place to ensure that the Company has adequate funds to meet its short-term liquidity needs. The last draw down date on the

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2022

facilities are June 30, 2023. The Company has additional uncommitted and revolving credit line agreement with SMBC AH for $3 billion shared with other related parties, SMBC-CM, SMBC Leasing and Finance, Inc. and Manufacturers Bank. The Company and the related parties involved may borrow from time to time up to the last drawdown date, September 30, 2023, in an aggregate amount not to exceed at any time $3 billion with a maturity period not exceeding 12 months. Each loan is subject to an applicable interest rate quoted by the lender at the drawdown date plus a margin rate ranging 0.05% to 0.40% based on the duration of the loan. The credit line, with SMBC AH, serves as a backstop facility to US subsidiaries, upon formation as a bank holding company (BHC). The Company has not yet used this facility as of the year ended December 31, 2022.

(9) Stock Rights and Privileges

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a) Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b) Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c) The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to 0.5025126 votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

(10) Leases

The Company occupies office space under long-term sublease agreements with SMBC, which expires on various dates through 2037 for its allocable share of the annual rent payable by SMBC under its prime lease. The Company's leases do not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the ROU asset and lease liability balances since they are not fixed or in-substance fixed payments. The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Company would have to pay to borrow an amount equal to the future minimum lease payments over a similar term.

Future minimum operating lease payments under the sublease are summarized as follows:

Remaining years	Minimum Future Lease Payments
2023	3,377,879
2024	3,092,226
2025	3,066,257
2026	3,066,257
2027	3,066,257
Thereafter	26,765,940
Total lease payments	42,434,816
Imputed interest	(9,187,228)
Present value of lease payments	$ 33,247,588

Weighted average remaining lease term	14.09 years
Weighted average discount rate	3.39%

(11) Commitments and Contingencies

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. treasury securities and corporate debt securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the consolidated statement of financial condition until settlement date. At December 31, 2022, the Company had forward–starting collateralized agreements with start dates ranging from January 3, 2023 to January 13, 2023. The contract values of these transactions total $232,446,004 for repurchase agreements and $550,541,841 for reverse repurchase agreements as of December 31, 2022.

In the normal course of business, the Company enters into underwriting commitments. There was no open transaction relating to such underwriting commitments at December 31, 2022.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2022, the Company's commitment to the CCLF was $27,114,341 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

The Company is currently cooperating with the SEC in connection with an investigation of the Company's compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. While it is probable there will be an unfavorable outcome for the Company at some date in the future, the amount of any potential penalty by the SEC cannot be reasonably estimated at this juncture.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2022

(12) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of $250,000. As of December 31, 2022, the Company's net capital was $1,327,621,257 which exceeded the required minimum by $1,327,371,257. Additionally, the Company is subject to regulation and supervision by U.S. federal agencies and various self-regulatory organizations. The Company periodically engages with such regulatory agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, information requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation.

(13) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. ASC 740 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the consolidated statement of financial condition and tax basis of its assets and liabilities. The Company's deferred income tax assets as of December 31, 2022 relate to tax basis differences on employee bonus accrual and depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2022, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken.

On February 6, 2019, the Company entered into Federal and state Tax Sharing Agreements with the Parent and each direct subsidiary of the Parent (members of the consolidated group). The effective date of the Tax Sharing Agreements is January 1, 2018. Consolidated Federal and, where applicable, state income tax returns for the year ended December 31, 2022 will be filed by the Parent. The current and deferred tax expenses for the consolidated group are allocated among the members of the group for their separate company financials statements using the separate return method. The separate return method applies ASC Topic 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone entity. Calculations of current and deferred taxes consider all applicable income tax laws for the relevant tax jurisdiction. For states where consolidated tax returns are not required, each member of the consolidated group will continue to file separate tax returns and pay taxes directly to the relevant tax authorities.

ASC 740-10-30-27 acknowledges that, under the separate return method, the sum of the amounts reported by individual members of the group may not equal the consolidated amount due to situations such as intercompany transactions between the subsidiaries of the Parent. Thus, if the tax sharing agreement differs from the chosen method of tax allocation under 740-10-30-27, the difference between the amount paid or received under the tax sharing agreement and the expected settlement amount based on the tax allocation method at the subsidiary level is treated as a dividend paid, or additional (paid-in) capital contribution. No such differences occurred in 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax assets as of December 31, 2022 are as follows:

Employee bonus accrual	$	12,023,820
Net operating loss		7,716,000
Other		121,036
Depreciation		(1,574,427)
Deferred tax assets, net	$	18,286,429

Although realization is not assured for the above net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2022.

The Company is not currently under U.S. federal examination but is currently under various state tax and local audits for tax years 2015-2018.

(14) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401(k) Plan) sponsored by SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. Company's matching contributions gradually vest over the first five years of service.

(15) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 24, 2023 and has concluded there are no events identified that require financial statement recognition or disclosure.